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09056639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-22813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred T. Barth (847) 520-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick, LLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred T. Barth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2009

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FED Mutual Financial Services, Inc.

Financial Statements
and Supplementary Information
for the Year Ended December 31, 2008

FED Mutual Financial Services, Inc.

Year Ended December 31, 2008

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

We have audited the accompanying statement of financial condition of **FED Mutual Financial Services, Inc.** (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **FED Mutual Financial Services, Inc.** (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3, the Company adopted FAS 157 regarding fair value measurements effective December 1, 2008.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

Chicago, Illinois
February 25, 2009

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 17,300
Investment - Common stock (Note 1)	7,413
Receivable from affiliate	1,301
Total Assets	$ 26,014
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses - Related party	$ 9,153
Deferred tax liability	1,399
Total Liabilities	10,552
Stockholder's equity (Note 2)	
Common stock, no par value; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	408,196
Accumulated deficit	(393,734)
Total Stockholder's Equity	15,462
Total Liabilities and Stockholder's Equity	$ 26,014

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2008

Income	
Commissions	
Life and accident and health insurance sales	$ 2,037
Variable annuity sales	69
Administration fees and other	538
Interest income	24
Unrealized loss on investment - Common stock	(7,434)
Total Loss, net	(4,766)
Expenses	
Commissions	
Life and accident and health insurance sales	2,037
Variable annuity sales	69
General and administrative expenses	11,845
Regulatory and filing fees	5,524
Service fee allocation	6,000
Total Expenses	25,475
Loss before income tax benefit	(30,241)
Federal income tax benefit	(10,282)
Net Loss	$ (19,959)

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2008	$ 1,000	$ 408,196	$ (373,775)	$ 35,421
Net loss	-	-	(19,959)	(19,959)
Balance, December 31, 2008	$ 1,000	$ 408,196	$ (393,734)	$ 15,462

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating Activities	
Net loss	$ (19,959)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in receivable from affiliate	(1,042)
Decrease in accrued expenses	(2,374)
Unrealized loss on investment - Common stock	7,434
Net Cash Used in Operating Activities	(15,941)
Decrease in Cash	(15,941)
Cash as of January 1, 2008	33,241
Cash as of December 31, 2008	$ 17,300

See accompanying notes.

There were no changes in the common stock or additional paid-in capital accounts during the year ended December 31, 2008.

1. Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) (Federal Life). The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related Party Transactions

All of the Company's commission and administration fee income is derived from the sale of insurance products of affiliates.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company paid $6,000 in 2008 to reimburse Federal Life for these expenses.

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2008, the Company had a deferred tax liability of $1,399 related to the unrealized gain on investment – common stock. For the year ended December 31, 2008, the Company's federal income tax benefit was comprised of $7,754 of current income tax benefit and $2,528 of deferred income tax benefit. The Company received a federal income tax refund of $6,640 in 2008.

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued an interpretation that clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The FASB recently deferred the effective date of the interpretation for certain non-public enterprises, such as the Company, to fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the interpretation on its financial statements.

The Company currently accounts for tax positions under a contingent loss model. This model requires the recognition of a tax liability when it is both (1) probable that it has been incurred as of year end and (2) the amount can be reasonably estimated.

Fair Value Measurements

Effective January 1, 2008, the Company partially adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements but may require some entities to change their measurement practices.

In February 2008, the Financial Accounting Standards Board (FASB) deferred the effective date of FAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company will complete its adoption of FAS 157 for these assets and liabilities in 2009.

The Company's partial adoption of FAS 157 in 2008 did not have a significant effect on the Company's financial position or results of operations.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2008, the Company had net capital of $14,448, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.63 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Fair Value Measurement

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which include multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Financial assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2008. As required by FAS 157, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
NASDAQ Common Stock	$7,413	$-	$-	$7,413

The fair value of the Company's marketable equity securities is based on readily available quoted market prices.

Supplementary Information Follows

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2008

Aggregate Indebtedness	
Accrued expenses	$ 9,153
Net Capital	
Common stock	$ 1,000
Additional paid-in capital	408,196
Accumulated deficit	(393,734)
	15,462
Add	
Deferred tax liability	1,399
Less	
15% haircut on investment - Common stock	(1,112)
Receivable from affiliate	(1,301)
Net capital	$ 14,448
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	9,448
Net capital as above	$ 14,448
Ratio of aggregate indebtedness to net capital	.63 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2008

The Company is exempt under paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission rule from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

In planning and performing our audit of the financial statements of **FED Mutual Financial Services, Inc.** (the Company), a wholly owned subsidiary of Federal Life Insurance Company (Mutual), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement on the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

Chicago, Illinois
February 25, 2009

Blackman Kallick

10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312-207-1040
Fax 312-207-1066

BlackmanKallick.com